EXHIBIT 21 - SCHEDULE OF SUBSIDIARIES

LOWE'S COMPANIES, INC. AND SUBSIDIARY COMPANIES

NAME AND DOING BUSINESS AS:	STATE OF INCORPORATION

Lowe's Home Centers, Inc.	North Carolina
The Contractor Yard, Inc.	North Carolina
Sterling Advertising, Ltd.	North Carolina
LF, LLC	Deleware
Lowe's Home Centres (Canada), Inc.	Canada
LG Sourcing, Inc.	North Carolina
Lowe's HIW, Inc.	Washington
Anchorage Eagle, LLC	Alaska
Lowe's/Richmond Indiana, LLC	Indiana
LCI Insurance, LTD	Bermuda
LBD, LLC	Delaware